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FEB 08 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
F(

21001388

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SEC FILE NUMBER
8-68899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQUARE GLOBAL MARKETS U.S. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 GRAND CENTRAL, 155 EAST 44 ST, 6TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, SUITE 165 (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROCHELLE BERTAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQUARE GLOBAL MARKETS U.S. LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer & Chief Compliance Officer

Title

ELIZABETH M. ATTANASIO
NOTARY PUBLIC OF NEW JERSEY
Commission # 50144117
My Commission Expires 11/23/2025

Notary Public

Sworn to and subscribed before me this 3rd day of February, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQUARE GLOBAL U.S . LLC

(D/B/A SQUARE GLOBAL MARKETS)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2020

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Square Global U.S. LLC d/b/a Square Global Markets:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Square Global U.S. LLC d/b/a Square Global Markets (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 3, 2021

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	27,408
Due from member		6,434
Property and equipment, net		4,218
Security deposit		1,295
Accounts receivable, net		-
Prepaid expenses		540
TOTAL ASSETS	$	39,895
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)		
LIABILITIES		
Accounts payable and accrued expenses	$	3,230
Subordinated equity loans		280,000
Due to member		2,300
TOTAL LIABILITIES		285,530
MEMBER'S EQUITY (DEFICIT)		(245,635)
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$	39,895

See Accompanying Notes to Financial Statement

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Square Global U.S. LLC (D/B/A Square Global Markets) (the "Company") was formed as a limited liability company in Delaware on April 2, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized by FINRA to be an exchange member engaged in floor activities, a broker or dealer retailing corporate equity securities over-the-counter, a put and call broker or dealer or options writer and a non-exchange member arranging for transactions in listed securities by an exchange member. The Company did not conduct any securities business for the year ended December 31, 2020 and is exempt from SEA Rule 15c3-3 as a non-covered firm.

On September 20, 2017, the Company filed a name change, with the State of Delaware and FINRA, from Blue Vase Securities, LLC to Square Global U.S. LLC (D/B/A Square Global Markets). On September 29, 2017, the Company entered into a formal purchase agreement with Square Global Holdings U.S. Inc. ("SGH" and "Member") through two subordinated equity loans, effectively making them 24% owners of the Company. On February 13, 2018, the firm completed the Change in Membership process with FINRA, whereby SGH was formally approved to purchase the remaining 76% of the Company. As of December 31, 2018 the Company was wholly-owned by SGH.

The Member is fully committed to fund the Company's operations as needed in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. As of December 31, 2020, there is a Net Receivable balance of $0 ($8,830 gross receivables less $8,830 allowance for doubtful accounts).

Revenue and Expense Recognition

ASC Topic 606, Revenue from Contracts with Customers

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue
The Company was inactive in 2020. There was no revenue, other than interest income, to either recognize or defer.

SQUARE GLOBAL U.S . LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for tax purposes. The taxable income or loss of the Company is allocated to the member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statement. The Company is subject to New York City unincorporated business tax. As of December 31, 2020 no such liability was incurred for the year.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 74010-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020, the Company had no material unrecognized tax benefits.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Leases

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease examption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

Use of Estimates

The preparation of a financial statement and its related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $21,878, which was $16,878 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1, which is less than 15 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2020, the amount in excess of insured limits was $0.

NOTE 5 – SUBORDINATED EQUITY LOAN:

The subordinated liability consists of three equity subordinated loan agreements from Square Global Holdings U.S. Inc. totaling $280,000 evidenced by agreements and subordinated loan agreements, all of which are approved by FINRA. The notes bear interest of 3% per annum. Repayment of subordinated equity loans approved by FINRA are subjected to repayment restrictions pursuant 15c3-1 and 15c3-3.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 7 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2020:

		Useful Life
Furniture and fixtures	$ 10,922	3-5 years
Less: Accumulated depreciation	6,704	
Net property and equipment	$ 4,218	

Depreciation expense for the year ended December 31, 2020 was $2,184.

NOTE 8 – COMMITMENT AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

NOTE 9 – SUBSEQUENT EVENTS

The Company had a members contribution in the amount of $5,525 on January 1, 2021.